# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WINNEBAGO INDUSTRIES INC, CIK 0000107687
CUSIP: 974637100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 13200 PIONEER TRAIL, SUITE 150, EDEN PRAIRIE, Minnesota (MN), 55347
Date of event which requires filing of this statement: 10/20/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000850529

## Reporting persons
- Fisher Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Washington (WA); sole voting power 539,157; shared voting power 0; sole dispositive power 539,157; shared dispositive power 0; aggregate amount beneficially owned 539,157 (1.8% of the class)

## Item 1. Issuer
Name of issuer: WINNEBAGO INDUSTRIES INC
Address of issuer's principal executive offices: 13200 PIONEER TRAIL, SUITE 150, EDEN PRAIRIE, MINNESOTA, 55347

## Item 2. Person Filing
Name of person filing: Fisher Investmentrs
Address of principal business office or, if none, residence:
Fisher Investments
13100 Skyline Blvd.
Woodside, CA 94062‐4527
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,642,107
Percent of class: Percentage of Outstanding Shares: 1.846%
Sole power to vote or to direct the vote: Sole Voting Power: 539,157
Shared power to vote or to direct the vote: Shared Voting Power: N/A
Sole power to dispose or to direct the disposition: Sole Dispositive Power: 539,157
Shared power to dispose or to direct the disposition: Shared Dispositive Power: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Fisher Asset Management, LLC: Michael Rhodes, Senior Compliance Analyst (02/05/2024)